UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bitauto Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.00004 per share

(Title of Class of Securities)

091727925

(CUSIP Number)

JD.com, Inc.

10th Floor, Building A, North Star Century Center

No. 8 Beichen West Street

Chaoyang District, Beijing 100101

The People’s Republic of China

+86 10 5895-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	091727925

1	Names of Reporting Persons JD.com, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,689,443 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,689,443 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,689,443 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.8%*
14	Type of Reporting Person (See Instructions) HC

* The percentage is calculated based on 63,311,294 Ordinary Shares outstanding as of the Closing Date, which takes into account the issuance of Ordinary Shares contemplated in the Share Subscription Agreement, and includes the Ordinary Shares issued to the depositary bank of the Issuer under reservation for future grants under the Issuer’s share incentive plan, as reported to the Reporting Persons by the Issuer.

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1	Names of Reporting Persons JD.com Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,689,443 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,689,443 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,689,443 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.8%*
14	Type of Reporting Person (See Instructions) CO

* The percentage is calculated based on 63,311,294 Ordinary Shares outstanding as of the Closing Date, which takes into account the issuance of Ordinary Shares contemplated in the Share Subscription Agreement, and includes the Ordinary Shares issued to the depositary bank of the Issuer under reservation for future grants under the Issuer’s share incentive plan, as reported to the Reporting Persons by the Issuer.

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1	Names of Reporting Persons JD.com Global Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,689,443 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,689,443 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,689,443 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.8%*
14	Type of Reporting Person (See Instructions) CO

* The percentage is calculated based on 63,311,294 Ordinary Shares outstanding as of the Closing Date, which takes into account the issuance of Ordinary Shares contemplated in the Share Subscription Agreement, and includes the Ordinary Shares issued to the depositary bank of the Issuer under reservation for future grants under the Issuer’s share incentive plan, as reported to the Reporting Persons by the Issuer.

CUSIP No.	091727925

Item 1.         Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.00004 per share (the “Ordinary Shares”), of Bitauto Holdings Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, 100044, The People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), each representing one Ordinary Share, are listed on the New York Stock Exchange under the symbol “BITA.” The Reporting Persons (as defined below), however, only beneficially own Ordinary Shares.

Item 2.         Identity and Background.

This Statement is being filed by the following:

(i)                    JD.com, Inc., a Cayman Islands company (“JD”); and

(ii)                 JD.com Investment Limited, a company organized under the laws of British Virgin Islands and a direct wholly-owned subsidiary of JD (“JD Investment”); and

(iii)              JD.com Global Investment Limited, a company organized under the laws of British Virgin Islands and a direct wholly-owned subsidiary of JD Investment and therefore an indirect wholly-owned subsidiary of JD (“JD Global”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

JD is the leading online direct sales company in China and its American depositary shares are listed on the NASDAQ Global Select Market under the symbol “JD.” The address of JD’s principal office is 10th Floor, Building A, North Star Century Center, No. 8 Beichen West Street, Chaoyang District, Beijing 100101, The People’s Republic of China.

JD Investment is a direct wholly-owned subsidiary of JD and is principally engaged in the business of holding securities in the subsidiaries or equity investees of JD. The registered office of JD Investment is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

JD Global is a direct wholly-owned subsidiary of JD Investment and therefore an indirect wholly-owned subsidiary of JD. JD Global is principally engaged in the business of holding securities in portfolio companies in which JD invests. The registered office of JD Global is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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The Reporting Persons entered into a Joint Filing Agreement on February 26, 2015 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

Item 3.         Source and Amount of Funds or Other Consideration.

JD Global and JD, together with Dongting Lake Investment Limited, a special purpose vehicle of Tencent Holdings Limited, entered into a Share Subscription Agreement with the Issuer on January 9, 2015, a copy of which is attached hereto as Exhibit 99.2 (the “Share Subscription Agreement”). The description of the Share Subscription Agreement contained herein is qualified in its entirety by reference to Exhibit 99.2, which is incorporated herein by reference.

Pursuant to the Share Subscription Agreement, the Issuer issued to JD Global 15,689,443 Ordinary Shares (the “Subscription Shares”), representing 24.8% of the Issuer’s outstanding Ordinary Shares, for (i) an aggregate purchase price of US$400 million in cash (the “JD Cash Consideration”), and (ii) JD’s contribution of certain business resources valued at approximately US$750 million at the time, consisting of the grant by JD to the Issuer of an exclusive right to operate the JD Finished Automobile Business pursuant to the terms and conditions set forth in a Business Cooperation Agreement, and  assignment to the Issuer or its designated affiliates of certain business contracts that are material to the JD Finished Automobile Business (collectively, the “Business Resources”), at a closing that occurred on February 16, 2015 (the “Closing Date”).

A copy of the Business Cooperation Agreement is attached hereto as Exhibit 99.3 (the “Business Cooperation Agreement”).  The description of the Business Cooperation Agreement contained herein is qualified in its entirety by reference to Exhibit 99.3, which is incorporated herein by reference.

JD Global used the working capital of JD, its parent holding company, to fund the JD Cash Consideration, and used the Business Resources contributed by JD for the rest of the total consideration for the Subscription Shares.

Item 4.         Purpose of Transaction.

The information set forth in Items 3 and 6 is hereby incorporated by reference in this Item 4.

As described in Item 3 above and Item 6 below, this Statement is being filed in connection with the acquisition of Ordinary Shares by JD Global pursuant to the Share Subscription Agreement. As a result of the transactions described in this Statement, the Reporting Persons acquired approximately 24.8% of the Issuer’s outstanding Ordinary Shares. The Reporting Persons acquired the Subscription Shares for investment purposes.

Concurrent with the signing of the Share Subscription Agreement, JD, through another indirect wholly owned subsidiary, together with Dongting Lake Investment Limited, entered into an agreement with the Issuer and Yixin Capital Limited (“Yixin Capital”), a subsidiary of the Issuer primarily engaged in e-commerce-related automotive financing platform business. Pursuant to the agreement, JD and Dongting Lake Investment Limited have agreed to invest US$100 million and US$150 million, respectively, in the newly issued series A preferred shares of YiXin Capital, representing 17.7% and 26.6%, respectively, of the issued and outstanding equity securities of Yixin Capital on a fully diluted basis.

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Although the Reporting Persons have no present intention to acquire securities of the Issuer, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the transaction documents described in the Statement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents described in the Statement. Notwithstanding anything contained herein, each of Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Statement or in the transaction documents described herein, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has any present plans or proposals that relate to or would result in:

(a)                            The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer,

(b)                            An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer,

(c)                             A sale or transfer of a material amount of assets of the Issuer,

(d)                            Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

(e)                             Any material change in the present capitalization or dividend policy of the Issuer,

(f)                              Any other material change in the Issuer’s business or corporate structure,

(g)                             Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person,

(h)                            A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(i)                                A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or

(j)                               Any action similar to any of those enumerated above.

CUSIP No.	091727925

Item 5.         Interest in Securities of the Issuer.

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.  As of the Closing Date, each Reporting Person may be deemed to have beneficial ownership and shared voting power to vote or direct the vote of 15,689,443 Ordinary Shares.

Pursuant to the Share Subscription Agreement, on the Closing Date, JD Global acquired and was deemed to beneficially own 15,689,443 Ordinary Shares, representing 24.8% of the Issuer’s outstanding Ordinary Shares.

JD Investment is the sole shareholder of JD Global. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, JD Investment may be deemed to beneficially own all of the Subscription Shares of the Issuer held by JD Global.

JD is the sole shareholder of JD Investment and therefore indirectly owns all the outstanding shares of JD Global. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, JD may be deemed to beneficially own all of the Subscription Shares of the Issuer held by JD Global.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of the Reporting Persons is based on 63,311,294 Ordinary Shares outstanding as of the Closing Date, which takes into account the issuance of Ordinary Shares contemplated in the Share Subscription Agreement, and includes the Ordinary Shares issued to the depositary bank of the Issuer under reservation for future grants under the Issuer’s share incentive plan, as reported to the Reporting Persons by the Issuer.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares that they may be deemed to beneficially own.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

CUSIP No.	091727925

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Share Subscription Agreement

JD Global and JD, together with Dongting Lake Investment Limited, a special purpose vehicle of Tencent Holdings Limited, entered into a Share Subscription Agreement with the Issuer on January 9, 2015. Pursuant to the Share Subscription Agreement, the Issuer issued to JD Global the Subscription Shares, representing 24.8% of the Issuer’s outstanding Ordinary Shares, in consideration for the JD Cash Consideration and the Business Resources, on the Closing Date. On the same Closing Date, the Issuer also issued 2,046,106 Ordinary Shares to Dongting Lake Investment Limited for a total purchase price of US$150 million in cash, pursuant to the Share Subscription Agreement.

Lock-up restriction. Pursuant to the Share Subscription Agreement, JD Global has agreed to not to offer, sell, contract to sell, pledge, transfer, assign or otherwise dispose of, directly or indirectly, any of the Subscription Shares, or enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Subscription Shares, until twelve months after the Closing Date. Dongting Lake Investment Limited is subject to the same lock-up restriction with respect to the shares it acquired pursuant to the Share Subscription Agreement.

Standstill restriction. Pursuant to the Share Subscription Agreement, JD Global has agreed that, without the Issuer’s prior written consent, neither JD Global nor any of its affiliates will, directly or indirectly, (i) in any way acquire, offer or propose to acquire or agree to acquire legal title to or beneficial ownership of any securities of the Issuer; (ii) make any public announcement with respect to or submit any proposal for, the acquisition of any securities of the Issuer or with respect to any merger, consolidation, business combination, restructuring, recapitalization or purchase of any substantial portion of the assets of the Issuer or any of its subsidiaries; (iii) seek or propose to influence, advise, change or control the management, the board of directors, governing instruments or policies or affairs of the Issuer by way of any public communication or communication with any person other than the Issuer, or make, or in any way participate in, any solicitation of proxies, until twelve months after the Closing Date. Dongting Lake Investment Limited is subject to the same standstill restriction pursuant to the Share Subscription Agreement.

The Share Subscription Agreement contains customary representations, warranties and indemnities from each of JD Global, Dongting Lake Investment Limited and the Issuer for a transaction of this nature.

The foregoing description of the Share Subscription Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Share Subscription Agreement. A copy of the Share Subscription Agreement is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Business Cooperation Agreement.

JD entered into a Business Cooperation Agreement with the Issuer on January 9, 2015.

Business cooperation. Pursuant to the Business Cooperation Agreement, JD has granted to the Issuer an exclusive right to operate the JD Finished Automobile Business, which includes the sale of finished automobiles (including new and used cars) on JD Mall, Paipai, their respective mobile sites and JD’s mobile applications, as well as the provision of advertising services on JD’s finished car channels, in mainland China.  JD has also agreed to provide supports in areas such as traffic support, big data capabilities and technology infrastructure. The term of the business cooperation is five years from the earlier of (i) April 9, 2015, three months from date when the Business Cooperation Agreement was signed, and (ii) the date when the Issuer enters JD’s finished car channels, and may be extended by mutual agreement.

CUSIP No.	091727925

Non-compete. During the period of business cooperation, JD has agreed not to engage in the business of selling finished automobile (including new and used cars) and providing advertising services relating to finished automobile in mainland China, or control or otherwise be interested in entities or enterprises that engage in such business, nor shall JD allow any third-party merchants other than the Issuer to operate finished automobile business on its platform.

The foregoing description of the Business Cooperation Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Business Cooperation Agreement. A copy of the Business Cooperation Agreement is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

Investor Rights Agreement

JD Global, together with Dongting Lake Investment Limited, entered into an Investor Rights Agreement with the Issuer on the Closing Date. Pursuant to the Investor Rights Agreement, JD Global has received certain board representation rights and certain registration rights, a brief summary of which is set forth below:

Board representation. JD Global is entitled to appoint one director on the board of directors of the Issuer, as long as JD Global holds no less than 12.5% of the then issued and outstanding share capital of the Issuer on a fully diluted basis. The director appointed by JD Global is entitled to serve on the compensation committee and the nominating and corporate governance committee of the board of the Issuer, unless a majority of the board determines in good faith that such service on the committee would violate any applicable law or result in the Issuer not be in full compliance with the applicable stock exchange requirements without seeking exemptions. If at any time any representative of any other shareholder has the right to attend the meetings of any committee of the board in a non-voting observer capacity and the director appointed by JD Global is not a member of such committee, the director appointed by JD Global has the right, as a non-voting observer, to attend all meetings of and observe all deliberations of any such committee.

Demand registration rights. Registrable securities refer to all of the Ordinary Shares acquired by JD Global and Dongting Lake Investment Limited pursuant to the Share Subscription Agreement. Holders of at least 50% of the registrable securities then outstanding have the right to demand that the Issuer file a registration statement covering the registration of registrable securities with a market value in excess of US$100 million. However, the Issuer is not obligated to effect any demand registration if it has already effected a registration within the six-month period preceding the demand. The Issuer is obligated to effect only three demand registrations for either JD Global or Dongting Lake Investment Limited. The demand registration rights in the Investor Rights Agreement are subject to customary restrictions, such as limitations on the number of securities to be included in any underwritten offering imposed by the underwriter.

Piggyback registration rights. If the Issuer proposes to file a registration statement for a public offering of its securities other than a registration statement relating to any employee benefit plan or a corporate reorganization, the Issuer must offer holders of its registrable securities an opportunity to include in the registration all or any part of their registrable securities. The demand registration rights in the Investor Rights Agreement are subject to customary restrictions, such as limitations on the number of securities to be included in any underwritten offering imposed by the underwriter.

CUSIP No.	091727925

Form F-3 registration rights. Holders of a majority of the registrable securities then outstanding have the right to request the Issuer to effect registration statements on Form F-3. However, the Issuer is not obligated to effect any such registration, if the proceeds from the sale of registable securities (net of underwriters’ discounts or commissions) will be less than US$1.0 million or the Issuer has already effected a registration within the six-month period preceding the request.

Expenses of obligations. The Issuer will bear all registration expenses incurred in connection with any demand, piggyback or F-3 registration, including reasonable expenses of one legal counsel for the holders, but excluding underwriting discounts and selling commissions and ADS issuance fees charged by the depositary bank of the Issuer. Holders of registrable securities will bear such holder’s proportionate share (based on the total number of shares sold in such registration other than for the Issuer’s account) of all underwriting discounts and selling commissions or other amounts payable to underwriters or brokers.

The foregoing description of the Investor Rights Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Investor Rights Agreement. A copy of the Investor Rights Agreement is filed as Exhibit 99.4 hereto and is incorporated herein by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.         Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated February 26, 2015, between JD.com, Inc. and JD.com Global Investment Limited

99.2	Subscription Agreement, dated January 9, 2015, by and among Bitauto Holdings Limited, JD.com Global Investment Limited, JD.com, Inc. and Dongting Lake Investment Limited

99.3	English translation of Business Cooperation Agreement, dated January 9, 2015, between JD.com, Inc. and Bitauto Holdings Limited

99.4	Investor Rights Agreement, dated February 16, 2015, by and among Bitauto Holdings Limited, JD.com Global Investment Limited and Dongting Lake Investment Limited

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2015	JD.com, Inc.

	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Chairman of the Board and Chief Executive Officer

JD.com Investment Limited

	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Director

JD.com Global Investment Limited

	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Director

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SCHEDULE A

Directors and Executive Officers of JD

The names of the directors and the names and titles of the executive officers of JD and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o JD.com, Inc., 10th Floor, Building A, North Star Century Center, No. 8 Beichen West Street, Chaoyang District, Beijing 100101, The People’s Republic of China.

Name	Position with JD	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Richard Qiangdong Liu	Chairman of the Board	*	P.R. China	—
Martin Chi Ping Lau	Director	President and executive director of Tencent Holdings Limited	P.R. China (Hong Kong SAR)	—
Ming Huang	Director	Professor of finance at China Europe International Business School	United States	—
Louis T. Hsieh	Director	Chief financial officer of New Oriental Education & Technology Group Inc.	United States	—
David Daokui Li	Director	Professor of the School of Economics and Management of Tsinghua University	P.R. China	—
Executive Officers:
Richard Qiangdong Liu	Chief Executive Officer	*	P.R. China	—
Haoyu Shen	Chief Executive Officer of JD Mall	*	P.R. China	—
Ye Lan	Chief Marketing Officer	*	P.R. China	—
Yu Long	Chief Human Resources Officer and General Counsel	*	P.R. China	—
Sidney Xuande Huang	Chief Financial Officer	*	United States	**
Shengqiang Chen	Chief Executive Officer of Internet Finance	*	P.R. China	—
Daxue Li	Senior Vice President of Technology	*	P.R. China	—

* The principal occupation is the same as his/her position with JD.

** Represent options and restricted share units that the person has received under the Issuer’s share incentive plans, which accounted for less than 1% of the total outstanding shares of the Issuer.

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Directors and Executive Officers of JD Investment

The names of the directors and the names and titles of the executive officers of JD Investment and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o JD.com, Inc., 10th Floor, Building A, North Star Century Center, No. 8 Beichen West Street, Chaoyang District, Beijing 100101, The People’s Republic of China.

Name	Position with JD Investment	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Richard Qiangdong Liu	Director	Chairman and Chief Executive Officer of JD	P.R. China	—

Executive Officers:
N/A

Directors and Executive Officers of JD Global

The names of the directors and the names and titles of the executive officers of JD Global and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o JD.com, Inc., 10th Floor, Building A, North Star Century Center, No. 8 Beichen West Street, Chaoyang District, Beijing 100101, The People’s Republic of China.

Name	Position with JD Global	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Richard Qiangdong Liu	Director	Chairman and Chief Executive Officer of JD	P.R. China	—

Executive Officers:
N/A